UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	(rule 13d-101)
	Under the Securities Exchange Act of 1934

	INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
	(Amendment No.     9   )*


	Raining Data Corporation
	(f/k/a Omnis Technology Corporation)
	(Name of Issuer)

	Common Stock, $.10 par value)
	(Title of Class of Securities)

	 096434105
	(CUSIP Number)

	Mark D. Whatley
	Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
	A Professional Corporation
	Three Embarcadero Center, Suite 700
	San Francisco, CA  94111
	(415) 434-1600
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	January 30, 2003
	(Date of Event which Requires
	Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096434105         SCHEDULE 13D          Page 2 of 12

 1   Name of Reporting Person
     IRS Identification No. of Above Person

     ASTORIA CAPITAL PARTNERS, L. P.
     94-3160631

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]

 3   SEC USE ONLY


 4   Source of Funds                                     OO

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)            [ ]


 6   Citizenship or Place of Organization
     California


     NUMBER OF         7   Sole Voting Power           16,137,379
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      16,137,379
     PERSON
     WITH             10   Shared Dispositive Power    -0-


11   Aggregate Amount Beneficially Owned by Each Reporting Person
     16,137,379

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                                                    [ ]


13   Percent of Class Represented by Amount in Row 11
     65.9%


14   Type of Reporting Person
     PN

CUSIP No. 096434105         SCHEDULE 13D          Page 3 of 12

 1   Name of Reporting Person
     IRS Identification No. of Above Person

     ASTORIA CAPITAL MANAGEMENT, INC.
     94-3143169

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                     OO

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)            [ ]


 6   Citizenship or Place of Organization
     California


     NUMBER OF         7   Sole Voting Power           16,201,979
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      16,201,979
     PERSON
     WITH             10   Shared Dispositive Power    -0-


11   Aggregate Amount Beneficially Owned by Each Reporting Person
     16,201,979

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                                                    [ ]


13   Percent of Class Represented by Amount in Row 11
     66.2%


14   Type of Reporting Person
     CO,IA

CUSIP No. 096434105         SCHEDULE 13D          Page 4 of 12

 1   Name of Reporting Person
     IRS Identification No. of Above Person

     Richard W. Koe

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                     OO

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)            [ ]


 6   Citizenship or Place of Organization
     United States


     NUMBER OF         7   Sole Voting Power           16,201,979
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      16,201,979
     PERSON
     WITH             10   Shared Dispositive Power    -0-


11   Aggregate Amount Beneficially Owned by Each Reporting Person
     16,201,979

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                                                    [ ]


13   Percent of Class Represented by Amount in Row 11
     66.2%


14   Type of Reporting Person
     IN,HC

CUSIP No. 096434105         SCHEDULE 13D          Page 5 of 12

Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.10 (the "Common Stock"), of Raining Data
Corporation, (the "Issuer"). The principal executive office of the Issuer is 17500 Cartwright Road, Irvine, CA 92614-5846

Item 2.   Identity and Background

This Schedule is filed on behalf of Astoria Capital Partners, L.P. ("Astoria "), Astoria Capital Management, Inc. ("ACM") and Richard
W. Koe ("Koe") each of whose principal business office address is 6600 SW 92nd Avenue, Suite 370, Portland, OR 97223.

Astoria is an investment limited partnership, whose general partners are ACM and Koe. ACM is an investment advisor registered as such with the SEC. Koe is ACM's president and sole shareholder.

None of Astoria, ACM or Koe has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Astoria, ACM or Koe has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Astoria is a California limited partnership, ACM is a California corporation and Koe is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

Astoria acquired the 5% Convertible Subordinated Note described in Item 5(c) of this Schedule in exchange for a Secured Promissory Note of the Issuer with a principal amount of $18,525,416.67 and having $3,614,288 in accrued and unpaid interest as of January 30, 2003.

Item 4.   Purpose of Transaction.

The Issuer and Astoria agreed to exchange the Secured Promissory Note for the 5% Convertible Subordinated Note described in Item 5(c) of this Schedule to extend the maturity dated of the debt evidenced by the Secured Promissory Note and to provide Astoria with the option to convert the debt into Common Stock.

The reporting persons hold the Issuer's Common Stock for investment purposes. Depending upon market conditions and other factors, one or more of the reporting persons may acquire additional securities of the Issuer or may dispose of some or all of the securities of the Issuer beneficially owned by him or it.

On January 21, 2003, Richard W. Koe was appointed to the Issuer's Board of Directors. Also on January 21, 2003, the Issuer announced the resignation of Bryce J. Burns and Bryan Sparks from the Company's Board of Directors, effective immediately.

Except as described above, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

CUSIP No. 096434105         SCHEDULE 13D          Page 6 of 12

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i)  Any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a) Astoria beneficially owns 9,545,478 shares of Common Stock and 300,000 Shares of Series A Convertible Preferred Stock that are convertible at the option of the holder into 500,100 shares of Common
Stock.  (The amount of Common Stock into which the Series A Preferred
Stock may be converted may be subject to adjustment pursuant to anti-dilution provisions in the Certificate of Designation.) Astoria also holds warrants giving it the right to acquire 1,663,860 shares of Common Stock and a 5% Convertible Subordinated Note in the principal amount of $22,139,705, which is convertible into Common Stock at a conversion price of $5.00 per share (the "Convertible Note"). Interest on the Convertible Note is payable quarterly and may be paid at the Issuer's option in notes of substantially the same form as the Convertible Note ("PIK Notes"). Assuming the conversion of the Preferred Stock, the exercise of the warrants and the conversion of the Convertible Note, the percentage of Common Stock beneficially owned by Astoria is 65.9%.

In addition to the securities beneficially owned through Astoria, ACM and Koe beneficially own 64,600 shares of Common Stock through an investment fund managed by ACM. The percentage of Common Stock beneficially owned by each of ACM and Koe is 66.2%.

(b) Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

(c) On January 30, 2003, the Issuer and Astoria agreed to exchange a Secured Promissory Note of the Issuer held by Astoria for the Convertible Note. The Secured Promissory Note was originally issued to Astoria on November 30, 2002

CUSIP No. 096434105         SCHEDULE 13D          Page 7 of 12

in the principal amount of $18,525,416.67 and as of January 30, 2003 had $3,614,288 in accrued and unpaid interest. The exchange was effected pursuant to a Note Exchange Agreement, dated January 30, 2003, between the Issuer and Astoria.

(d) The amount of Common Stock reported in this Schedule as beneficially owned by ACM and Koe includes 64,600 shares owned by an investment fund (other than Astoria) managed by ACM. This investment fund has the right to receive dividends paid on such Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      As a general partner of Astoria and as president and sole shareholder of Astoria's other general partner, Koe has effective investment and voting control over the Common Stock held by Astoria. See Items 2 and 4 above.

    As disclosed in Item 4 of Amendment No. 7 to the reporting persons' Schedule 13D, filed by the reporting persons on August 31, 2001, Koe and Geoffrey P. Wagner ("Wagner") met and reached an understanding regarding a proposal to the Issuer's Board of Directors regarding changes to the Issuer's management, including the appointment of Wagner as Chairman of the Board and Carlton H. Baab (now on a leave of absence from ACM) as President and CEO. Wagner is a director of the Issuer and a person deemed to have beneficial ownership of more than 10% of the Common Stock through Rockport Group, L.P. ("Rockport") and RCJ Capital Partners, L.P. ("RCJ"). As a director, Wagner supported the proposal. ACM/Astoria and RCJ/Rockport operate from the same business address and Koe and Wagner may from time to time consult with one another with respect to their respective investments in the Issuer and may share information relating to the Issuer with one another.

    Astoria and the Issuer are parties to a Stock Purchase Agreement dated March 31, 1999 pursuant to which Astoria purchased 2,543,344 shares of Common Stock and 300,000 shares of Preferred Stock. The Stock Purchase Agreement provides that the Issuer shall, on a continuous basis, register the Common Stock purchased pursuant to that agreement, as well as the Common Stock issuable upon conversion of the Preferred Stock, for resale under the Securities Act of 1933, as amended, and the securities laws of such states as the parties may reasonably agree upon.

    Astoria and the Issuer are parties to a Common Stock Purchase Agreement dated March 31, 1999 pursuant to which Astoria purchased 1,000,000 shares of Common Stock. The Common Stock Purchase Agreement provides that the Issuer shall, on a continuous basis, register the Common Stock purchased pursuant to that agreement for resale under the Securities Act of 1933, as amended, and the securities laws of such states as the parties may reasonably agree upon.

    Pursuant to the terms of the Agreement and Plan of Merger between PickAx, Inc. and the Issuer in connection with a merger of PickAx, Inc. into a subsidiary of the Issuer (the "Merger"), Astoria received, in exchange for warrants to purchase common stock of PickAx, Inc., a warrant to purchase 1,207,218 shares of Common Stock at an exercise price of $2.46 per share. As a result of the operation of anti-dilution provisions in the warrant, the number of shares which may be purchased under the warrant has been increased to 1,293,178 shares and the exercise price has been reduced to $2.30 per share. Ten percent (10%) of the warrant shares are subject to a holdback and may only be purchased if certain performance targets relating to the Issuer's business are achieved in the twelve month

CUSIP No. 096434105         SCHEDULE 13D          Page 8 of 12

period following the Merger. These performance targets were not met. As a result, the warrant is exercisable for 1,163,860 shares of Common Stock.

    Astoria is a party to a Registration Rights Agreement with the Issuer and certain other parties dated November 29, 2000. The Registration Rights Agreement grants Astoria and other holders of the Issuer's securities certain rights to have those shares of the Issuer's Common Stock acquired through the Merger (or through the exercise of warrants issued in exchange for warrants of PickAx, Inc.) registered under the Securities Act of 1933.

    Astoria and the Issuer are parties to a Note and Warrant Purchase Agreement dated as of November 30, 2000. Pursuant to this agreement Astoria acquired a warrant to purchase 500,000 shares of Common Stock at an exercise price of $7.00 per share. As a result of the operation of anti-dilution provisions in the warrant, the exercise price has been reduced to $6.54 per share. The terms of the warrant grant certain registration rights to Astoria with respect to the Common Stock acquired through the exercise of the warrant. Astoria also received a secured promissory note in the amount of $18,525,416.67 bearing interest at the rate of 8% per annum. The Secured Promissory Note including accrued interest thereon, was exchanged for the Convertible Note pursuant to a Note Exchange Agreement, dated January 30, 2003, between the Issuer and Astoria (the "Note Exchange").

    Astoria and the Issuer are parties to a Credit Facility Agreement, dated December 21, 1999, pursuant to which the Issuer granted Astoria a promissory note in the amount of $3,000,000 and a warrant which gave Astoria the right to convert the amount outstanding under the note into Common Stock in the event of a qualified offering. In connection with the Merger, the Credit Facility Agreement and warrant were amended such that the Merger would entitle Astoria to exercise the warrant at the closing of the Merger. On November 30, 2000, Astoria acquired 645,467 shares of Common Stock through the exercise of the warrant. The terms of the warrant grant certain registration rights to Astoria with respect to the Common Stock acquired through the exercise of the warrant.

    Astoria and the Issuer are parties to a Common Stock Purchase Agreement - PickAx Note and a Common Stock Purchase Agreement - Cash Purchase, each dated as of December 4, 2000, pursuant to which Astoria acquired 1,978,245 shares of Common Stock. In connection with these purchases, Astoria, the Issuer and other purchasers of Common Stock entered into a Registration Rights Agreement dated as of
December 4, 2000.   The Registration Rights Agreement grants Astoria
and other purchasers of the Issuer's securities certain rights to have those shares of Common Stock purchased from the Issuer on December 4, 2000 registered under the Securities Act of 1933.

    Astoria and the Issuer are parties to a Common Stock Purchase
Agreement, dated September 27, 2001, pursuant to which Astoria acquired 1,760,000 shares of Common Stock.  In connection with this purchase, Astoria and the Issuer entered into a Registration Rights
Agreement, dated September 27, 2001.    The Registration Rights Agreement
grants Astoria certain rights to have the shares of Common Stock purchased from the Issuer on September 27, 2001 registered under the Securities Act of 1933. January 30, 2003, in connection with the Note Exchange, the Registration Rights Agreement was amended to provide, among other things, that the shares of common stock issuable upon the conversion of the Convertible Note and any PIK Notes issued thereunder would be included in those shares for which Astoria could require registration.

    Except as disclosed in this Schedule 13D, there currently are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons or between the reporting persons and other persons with respect to any securities of the Issuer.

CUSIP No. 096434105         SCHEDULE 13D          Page 9 of 12

Item 7.   Material to be Filed as Exhibits

No.		Exhibit
1   Agreement Regarding Joint Filing of Statement on Schedule 13D or
    13G.

2 Stock Purchase Agreement dated as March 31, 1999 by and between the Issuer and Astoria Capital Partners, L.P. (included as exhibit 10.1 to the Issuer's Form 8-K filed with the Commission
    on April 5,   1999 and incorporated herein by reference)

3 Common Stock Purchase Agreement dated as of March 31, 1999 by and between the Issuer and Astoria Capital Partners, L.P. (included as Exhibit 10.2 to the Issuer's Form 8-K filed with the Commission on April 5, 1999 and incorporated herein by reference)

4 Agreement and Plan of Merger dated as of August 23, 2000 by and among the Issuer, PickAX, Inc., Gilbert Figueroa, and Raining
    Merger Sub, Inc. (included as Exhibit 10.1 to the Issuer's Form 10-QSB filed with the Commission on November 6, 2000 and incorporated herein by reference)

5 Registration Rights Agreement dated as of November 30, 2000 by and among the Issuer, Astoria and certain other holders of the Issuer's securities (included as Exhibit 4.5 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)

6 Note and Warrant Purchase Agreement dated as of November 30, 2000 by and between the Issuer and Astoria (included as Exhibit 4.2 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)

7   Secured Promissory Note dated November 30, 2000 issued by the
    Issuer to Astoria (included as Exhibit 4.3 to Issuer's Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)

8 Common Stock Purchase Warrant dated November 30, 2000 issued by the Issuer to Astoria (included as Exhibit 4.4 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)

9 Credit Facility Agreement dated as of December 21, 1999 between the Issuer and Astoria (included as Exhibit 10.3 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2000)

10 Form of Promissory Note dated as of December 21, 1999 issued by the Issuer to Astoria (included as Exhibit 10.4 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2000)

11 Non-Transferable Warrant dated as of December 21, 1999 issued by the Issuer to Astoria (included as Exhibit 10.5 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2000)

12 Second Amendment to Credit Facility Agreement, Promissory Note and Non-Transferable Warrant dated August 31, 2000 between the Issuer and Astoria (included as Exhibit 4.5 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)

13 Common Stock Purchase Warrant dated as of December 1, 2000 issued by the Issuer to Astoria

CUSIP No. 096434105         SCHEDULE 13D          Page 10 of 12

14  Common Stock Purchase Agreement - Cash Purchase dated as of
    December 4, 2000 between the Issuer and Astoria, (included as
    Exhibit 4.1 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)

15  Common Stock Purchase Agreement - PickAx Note dated as of
    December 4, 2000 between the Issuer and Astoria, dated as of December 4, 2000 (included as Exhibit 4.2 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)

16 Registration Rights Agreement dated as of December 4, 2000 by and among the Issuer, Astoria, Harrison H. Augur, Keogh MP and Robert
    D. van Roijen (included as Exhibit 4.5 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)

17 Common Stock Purchase Agreement dated as of September 27, 2001 between the Issuer and Astoria (included as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on October 1, 2001 and incorporated herein by reference)

18 Registration Rights Agreement dated September 27, 2001 between Astoria and the Issuer (included as Exhibit 10.2 to the Issuer's Form 8-K filed with the Commission on October 1, 2001 and incorporated herein by reference)

19 Third Amendment to Registration Rights Agreement, dated as of January 30, 2002, between Astoria and the Issuer (included as Exhibit 4.3 to the Issuer's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference)

20 Note Exchange Agreement, dated as of January 30, 2002, between Astoria and the Issuer (included as Exhibit 4.1 to the Issuer's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference)

21 5% Convertible Subordinated Note Due 2008 between the Issuer and Astoria, dated January 30, 2003 (included as Exhibit 4.2 to the Issuer's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference)

CUSIP No. 096434105         SCHEDULE 13D          Page 11 of 12

	After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED February 10, 2003.


ASTORIA CAPITAL PARTNERS, L.P.
By its general partner Astoria Capital
Management, Inc.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President of General Partner


ASTORIA CAPITAL MANAGEMENT, INC.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President


RICHARD W. KOE

/s/ Richard W. Koe


CUSIP No. 096434105	SCHEDULE 13D	Page 12 of 12

Exhibit 1

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

	The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Raining Data Corporation, f/k/a Omnis Technology Corporation. For that purpose, the undersigned hereby constitute and appoint Richard W. Koe as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  August 31, 2001


ASTORIA CAPITAL PARTNERS, L.P.
By its general partner Astoria Capital
Management, Inc.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President of General Partner


ASTORIA CAPITAL MANAGEMENT, INC.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President


RICHARD W. KOE

/s/ Richard W. Koe